# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SmartKem, Inc., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Manchester Technology Ctrm Hexagon Tower, Delaunays Road, Blackley, Manchester, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 12/20/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001105806

## Reporting persons
- Lytton, Laurence W.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 333,333; shared voting power 0; sole dispositive power 333,333; shared dispositive power 0; aggregate amount beneficially owned 333,333 (9.4% of the class)
  Comment: Percentage calculated based on 3,562,173 shares of Common Stock outstanding after the closing of the issuances of Common Stock by the Issuer described in the Form 8-K filed by the Issuer on December 20, 2024.

## Item 1. Issuer
Name of issuer: SmartKem, Inc.
Address of issuer's principal executive offices: Manchester Technology Center, Hexagon Tower, Delaunays Road, Blackley, Manchester, M9 8GQ U.K.

## Item 2. Person Filing
Name of person filing: Laurence W. Lytton
Address of principal business office or, if none, residence:
467 Central Park West
New York, NY 10025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 333,333.00
Percent of class: 9.4%
Sole power to vote or to direct the vote: 333,333.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 333,333.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lytton, Laurence W.: /s/ Laurence W. Lytton, Reporting person (12/24/2023)